SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )

                          Hollinger International Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                  Class A Common Stock par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    435569108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Cardinal Capital Management, LLC
                                One Fawcet Place
                          Greenwich, Connecticut 06830
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 10, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No.  435569108
           ---------------------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cardinal Capital Management, LLC - 06 1422705

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC, AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     2,177,600

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     4,633,220

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,633,220

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%

14.  TYPE OF REPORTING PERSON

     IA

CUSIP No. 435569108
          ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

The name of the issuer is Hollinger International Inc. (the "Issuer"). The address of the Issuer's offices is 712 Fifth Avenue, New York, New York 10019. This schedule 13D relates to the Issuer's Class A Common Stock par value $.01 per share (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)-(c), (f) This Schedule 13D is being filed by Cardinal Capital Management, LLC, a Delaware limited liability company ("Cardinal" or the "Reporting Person"). The principal business address of the Reporting Person is One Fawcet Place, Greenwich, Connecticut 06830. The Managing Partner and a Member of Cardinal is Ms. Amy K. Minella. Mr. Eugene Fox and Mr. Robert B. Kirkpatrick are each Managing Directors and Members of Cardinal and Mr. Thomas
J. Spelman is the Chief Compliance Officer. (Ms. Minella, Mr. Fox, Mr. Kirkpatrick and Mr. Spelman are collectively referred to herein as the "Members and Executive Officers").

     (d) None of Cardinal, nor any of its Members and Executive Officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of Cardinal, nor any of its Members and Executive Officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     This Schedule 13D contains information regarding Shares that may be deemed to be beneficially owned by Cardinal. Such Shares are held by various investment management clients, including a private investment partnership, of Cardinal ("Cardinal Clients") in accounts with respect to which Cardinal has investment discretion and in certain instances has obtained sole voting power. As of the date hereof, the Reporting Person may be deemed to beneficially own 4,633,220 Shares.

     Also included in Shares that may be deemed to be beneficially owned by Cardinal are 1,000 Shares held by Mr. Kirkpatrick, 2,000 Shares held by Mr. Kirkpatrick's wife, 3,3000 Shares held in an IRA account controlled by Mr. Kirkpatrick and 600 Shares held in two IRA accounts controlled by Mr. Spelman. As discussed above, Mr. Kirkpatrick is a Managing Director and Member of Cardinal and Mr. Spelman is the Chief Compliance Officer. For the purpose of this filing, Shares controlled by Mr. Kirkpatrick and Mr. Spelman are deemed to be held by Cardinal Clients.

The funds for the purchase of the Shares came from the Cardinal Clients. The total cost for the Shares held by Cardinal Clients is $48,193,922.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------

Item 4.  Purpose of Transaction.

(a-j) The Shares were acquired for, and are being held by Cardinal Clients for, investment purposes. The acquisitions of the Shares were made in the ordinary course of the Reporting Person's business and investment management activities, as the case may be. In an effort to protect the investment of the Cardinal Clients and as well as to maximize shareholder value, the Reporting Person may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     Investment management clients of Cardinal have been shareholders of the Issuer since 1997. Since that time, the Reporting Person became aware of certain matters relating to excessive executive compensation, one-sided agreements between the Issuer and its affiliates and the direct and indirect payments from the Issuer to its executives. In light of these discoveries, the Reporting Person has taken various actions in an attempt to recover assets of the Issuer that it believed were wrongfully diverted from the Issuer's public shareholders. Such actions have included: (i) written and oral communications with the members of the Board of Directors of the Issuer, (ii) the filing of demands under
Section 220 of the Delaware General Corporation Law to inspect certain books and records of the Issuer and (iii) the initiation of derivative litigation on behalf of the Issuer alleging, among other things, a breach of fiduciary duty on the part of certain Directors of the Issuer. The litigation resulted in a settlement agreement, pursuant to which $50,000,000 will be paid to the Issuer, (subject to court approval) on behalf of certain Directors of the Issuer. The settlement agreement is pending final approval in the Superior Court of Justice in Ontario, Canada and the Delaware Court of Chancery.

     Since the actions taken by Cardinal, there have been many changes to the personnel of the Issuer and Hollinger Inc., its parent company. The Reporting Person has continued to work with the new management of Hollinger Inc. and the Issuer to recoup the assets that it believes were wrongfully diverted from the Issuer's public shareholders. Recently, the Reporting Person participated in discussions regarding the upcoming election of directors that is scheduled to occur at the Issuer's next annual meeting. In this regard, letters that were sent on behalf of Cardinal to Hollinger Inc.'s counsel on January 4, 2006 and January 18, 2006 are attached as Exhibit A and Exhibit B, respectively. In addition, on January 10, 2006, a letter was sent on behalf of Cardinal to the SEC (the "SEC Letter") providing information about Cardinal's recent discussions with Hollinger Inc. regarding the Issuer's upcoming shareholder meeting of the Issuer and the election of Directors at such meeting. The SEC Letter specified that because, in Cardinal's view, Hollinger Inc.'s current management is unwilling to agree to any meaningful limitation on its exercise of its super voting stock, Cardinal intends to oppose any person nominated by Hollinger Inc., especially any person serving on Hollinger Inc.'s Board or affiliated with Hollinger Inc.'s management.

These matters may cause or result in Cardinal having discussions with third parties, shareholders and management regarding one or more of the actions or transactions described below:

(1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

(2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(3)  a sale or transfer of a material amount of assets of the Issuer;

(4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(5) any material change in the present capitalization or dividend policy of the Issuer;

(6)  any other material change in the Issuer's business or corporate structure;

(7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(10) any action similar to those enumerated above.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, Cardinal Capital Management, LLC may be deemed to be the beneficial owner of 4,633,220 Shares constituting 6.1% of the Shares of the Issuer. The Reporting Person specifically disclaims beneficial ownership in the Shares reported herein.

All transactions in the Shares which have been effected by the Reporting Person during the 60 days prior to January 10, 2006 are listed on Exhibit C.

The 4,633,220 Shares were acquired for investment purposes. The Reporting Person may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

A letter that was sent on behalf of Cardinal to Hollinger Inc's counsel on January 4, 2006 is attached as Exhibit A.

A letter that was sent on behalf of Cardinal to Hollinger Inc's counsel on January 18, 2006 is attached as Exhibit B.

Transactions in the Shares which have been effected by the Reporting Person during the 60 days prior to January 10, 2006 are listed on Exhibit C.

--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             January 20, 2006
                                     ----------------------------------------
                                                (Date)




                                      CARDINAL CAPITAL MANAGEMENT, LLC

                                        /s/ Amy K. Minella
                                       --------------------------------------
                                                (Signature)

                                            Amy K. Minella
                                        -------------------------------------
                                                (Name/Title)

                                                                Exhibit A



                               TAYLOR & McNEW LLP
                                ATTORNEYS AT LAW
                                    SUITE 210
                                3711 KENNETT PIKE
                              GREENVILLE, DE 19807
                                 (302) 655-9200

JONATHAN B TAYLOR                                          FAX: (302) 655-9361
R. BRUCE McNEW                                   E-MAIL: mcnew@taylormcnew.com
GERALD J. PROFFITT                                    WEBSITE: taylormcnew.com



                                                     January 4, 2006


 By E-Mail:
 jswartzna@dwpv.com and
 Federal Express

Jay A. Swartz, Esquire
Davies Ward Phillips & Vineberg
1 First Canadian Place, 44th Floor
Toronto, Ontario
M5X 1B1 Canada

         Re:       Hollinger International Shareholder Meeting
                   -------------------------------------------

Dear Jay:

     I am writing to respond to an e-mail Randy Benson sent to Gene Fox on December 31, 2005 setting forth his reflections on our conference call. The substance of his e-mail was simultaneously disappointing and shocking. We are forced to conclude either that Hollinger Inc ("Inc") has a great disrespect for Hollinger International Inc's ("International") public stockholders or that Inc's Board is laboring under a fatally flawed review of history and equitable principles.

     Randy has stated that others have "personalized" these issues. I do not know to whom he refers, but it is not Cardinal. Keeping things on a proper business footing does not however eviscerate history or rational equitable principles. The real issue before Inc, is whether Inc wishes to pursue its unilateral self-interest, as it has historically done, or whether it wishes to demonstrate, through concrete action, the desire to work cooperatively with International's other shareholders. I emphasize "concrete action" because Inc has not, as Randy has asserted, "earned" the trust of any of International's other shareholders.

     While Inc's Board has changed, Inc has not demonstrated any recognition of its role and resulting responsibilities in creating this horrendous situation. Placing new individuals on the Board of Directors does not change history and does not change Inc's role in having caused great damage to International. Replacing Board personnel does not give Inc a "do-over". It does not constitute any compensation to International or its public stockholders and does not demonstrate the rehabilitation of Inc. It merely opens the door for such possibilities.

Law Offices
Taylor & McNew, LLP
Letter to Jay A. Swartz, Esquire
January 4, 2006
Page 2 of 3

     Inc's portrayal of itself as a victim of Black on an equal footing with the public shareholders of International is unfounded under all legal and equitable principles of which we are aware. Even if, as Inc claims, International was created using assets of Inc for which Inc did not receive adequate compensation, the remedy does not lie with the innocent shareholders of International who purchased stock in International based on public disclosures for which Inc was responsible. The proper remedy is found against Inc's Board of Directors who approved the transaction.

     Both Black and Inc owed (and Inc still owes) fiduciary obligations to International's public stockholders. That someone who owed Inc fiduciary obligations may have breached those obligations creates no basis to pursue any claim against International. In short, innocent third party purchasers, particularly after a long passage of time and change of circumstances, are universally protected. Cardinal is unaware of any threats of litigating Inc into bankruptcy. If such action is possible, however, it arises only because Inc has placed itself in a financially unstable position. That instability however, cannot justify using International's assets to "solve the problem". Indeed, the parallel between Inc's assertion and Black's and Inc's justification for their prior wrongful repudiation of the Restructuring Agreement is striking.

     Inc is presently in a situation where it must demonstrate that it deserves to be trusted and is willing to work with other shareholders. Demanding seats on International's Board because it is Inc's right, does nothing to make that demonstration. What is Inc prepared to do for International's stockholders? Regrettably, the answer to that question so far, has been nothing.

     Critically, while we were encouraged by our meeting at which we understood that Inc would drop its "stick" of super votes in order to pursue a mutually agreed goal, the latest proposals and our latest conversation have made clear that Inc does not intend to do that, except for the most brief of periods. Inc's desire to maintain the ability to wield its super voting control can rationally have only one explanation: Inc is prepared to act unilaterally in its own self-interests without regard for International's public stockholders and unencumbered by any mutually agreed plan.

     In short, Inc is using its majority voting control for its personal economic advantage in the outstanding controversies between Inc and International. That these controversies exist because Inc was an active participant in these multiple and egregious breaches of fiduciary duties further exacerbates the wrongfulness of these obvious threats.

     If Inc is truly interested in moving forward on a cooperative basis, it should focus more on "cooperation" and less on demanding its rights as a stockholder. While under ordinary circumstances, a large stockholder seeking proportional Board representation would not necessarily be deemed to be inappropriate, the history of Inc's abuse of its control of International and the absence of any compensatory or rehabilitative acts, counsel against providing Inc any more control than it already has.

Law Offices
Taylor & McNew, LLP
Letter to Jay A. Swartz, Esquire
January 4, 2006
Page 3 of 3

     Although Inc has a new captain at the helm of its ship, it cannot ignore the victims and damage left in its wake. Inc must demonstrate a willingness to correct that damage before it can expect its victims to believe the new captain intends to set any different course than the prior one.


                                             Sincerely,



                                             /s/ R. Bruce McNew



cc:      Mr. Eugene Fox (by E-mail)
         Mr. Gordon A. Paris (by E-mail)
         Mr. Richard C. Breeden (by E-mail)

                                                                EXHIBIT B



                              TAYLOR & McNEW LLP
                                ATTORNEYS AT LAW
                                    SUITE 210
                                3711 KENNETT PIKE
                              GREENVILLE, DE 19807
                                 (302) 655-9200

JONATHAN B TAYLOR                                          FAX: (302) 655-9361
R. BRUCE McNEW                                   E-MAIL: mcnew@taylormcnew.com
GERALD J. PROFFITT                                    WEBSITE: taylormcnew.com


                                                     January 18, 2006


By E-Mail:  jswartz@dwpv.com
and Federal Express

Jay A. Swartz, Esquire
Davies Ward Phillips & Vineberg
1 First Canadian Place, 44th Floor
Toronto, Ontario
M5X 1B1 Canada

         Re:  Hollinger International Inc.

Dear Jay:

         Thank you for your letter of January 9, 2006. We feel compelled to make several observations.

         No one ever suggested that Inc surrender its super votes "unilaterally" or "without consideration". Our proposal was a bilateral agreement which provided substantial consideration to Inc and its stockholders.

         Our letter does not suggest that International "was the only victim of certain individuals". We observe only that Inc's status as a victim, because of corporate structure and its role in victimizing International, preclude Inc's assertion that Inc's claims stand on an equal footing with International's claims in the analysis of the distribution of recoveries. Simply put, whatever claims Inc has against others do not offset or reduce International's claims against Inc.

         Most troubling is Inc's misinterpretation of Vice Chancellor Strine's language which you quote in your paragraph numbered 1. Vice Chancellor Strine does not suggest that Inc's "substantial clout to block any takeover bid it did not favor" could be used improperly in breach of its fiduciary duties to International. Specifically, Vice Chancellor Strine did not suggest, nor do we think were it presented to him that he would hold, Inc was entitled to block a takeover bid because it did not receive a premium for its super voting stock, when the organic documents specifically provide that Inc is not entitled to such a premium. Nor do we think he would countenance Inc withholding approval for the purpose of gaining advantage in intercompany disputes.

         Newton Glassman in a conversation with Gene Fox specifically told Mr. Fox that this was what precisely what Inc plans to do. Mr. Glassman stated that Inc would vote against any transaction, unless there was an agreement in place to provide a premium to Inc for its super voting stock. Thus Inc's interests in a plan for a distribution of "any excess cash in the hands of International" are not "well aligned" with those of Cardinal. In fact, based on Mr. Glassman's open admission, Inc intends to misuse its voting control to extract an unwarranted and improper premium.

         Inc could easily commit confidentially to International's management the price at which it would agree to support a transaction. Its refusal to do so virtually precludes a sale of the company as a whole. Further a sale of assets, likely to be less advantageous, would have to be pursued separately and before any consideration of distribution of the proceeds. This unresolved issue also complicates the pursuit of any proposed transaction and degrades the value of the assets held by International. How can International hope to achieve the best price for itself or its assets, if management cannot assure a potential buyer of Inc's support? In short, it cannot.

         The statements in your letter about the alignment of interest between Inc and International's other shareholders are incompatible with Inc's conduct. We sincerely hope that Inc rethinks its position and comes back to the table to discuss the potential alternatives we had originally laid out in our meeting. Cardinal would welcome such a discussion.


                                                     Sincerely,



                                                     R. Bruce McNew


RBM/ts

cc:      Mr. Gordon A. Paris (by E-mail)
         Mr. Richard C. Breeden (by E-mail)



bcc:     Mr. Eugene Fox (by email)

                                    Exhibit C



             Schedule of Transactions in Shares in the last 60 days


Tran         Trade        Settle                     Trade         Price Per
Code         Date         Date        Quantity       Amount          Share
----         -----        ------      --------       -------       ---------

Sell        11/11/2005   11/16/2005      100             898.10     8.9810
Sell        11/11/2005   11/16/2005      810           7,274.63     8.9810
Sell        11/11/2005   11/16/2005      200           1,796.20     8.9810
Sell        11/11/2005   11/16/2005      100             898.10     8.9810
Sell        11/11/2005   11/16/2005      400           3,592.41     8.9810
Sell        11/11/2005   11/16/2005      200           1,796.21     8.9811
Sell        11/11/2005   11/16/2005      190           1,706.39     8.9810
Buy         11/17/2005   11/22/2005   21,600         184,680.00     8.5500
Buy         11/17/2005   11/22/2005   11,100          94,905.00     8.5500
Buy         11/17/2005   11/22/2005    1,300          11,115.00     8.5500
Buy         11/17/2005   11/22/2005      500           4,275.00     8.5500
Buy         11/17/2005   11/22/2005      300           2,565.00     8.5500
Buy         11/17/2005   11/22/2005      300           2,565.00     8.5500
Buy         11/17/2005   11/22/2005      900           7,695.00     8.5500
Buy         11/17/2005   11/22/2005    1,900          16,245.00     8.5500
Buy         11/17/2005   11/22/2005   22,200         189,810.00     8.5500
Buy         11/17/2005   11/22/2005   17,200         147,060.00     8.5500
Buy         11/17/2005   11/22/2005   15,600         133,380.00     8.5500
Buy         11/17/2005   11/22/2005      700           5,985.00     8.5500
Buy         11/17/2005   11/22/2005    7,300          62,050.00     8.5000
Buy         11/17/2005   11/22/2005      700           5,950.00     8.5000
Buy         11/17/2005   11/22/2005    5,900          50,445.00     8.5500
Buy         11/17/2005   11/22/2005    2,800          23,940.00     8.5500
Buy         11/17/2005   11/22/2005   11,700         100,035.00     8.5500
Buy         11/17/2005   11/22/2005      300           2,565.00     8.5500
Buy         11/17/2005   11/22/2005    2,000          17,100.00     8.5500
Buy         11/17/2005   11/22/2005      900           7,695.00     8.5500
Buy         11/17/2005   11/22/2005      400           3,420.00     8.5500
Buy         11/17/2005   11/22/2005    2,300          19,665.00     8.5500
Buy         11/17/2005   11/22/2005   10,300          88,065.00     8.5500
Buy         11/17/2005   11/22/2005   10,800          92,340.00     8.5500
Buy         11/17/2005   11/22/2005    2,100          17,955.00     8.5500
Buy         11/17/2005   11/22/2005   34,300         293,265.00     8.5500
Buy         11/17/2005   11/22/2005      800           6,842.00     8.5525
Buy         11/17/2005   11/22/2005      500           4,287.00     8.5740
Buy         11/17/2005   11/22/2005      400           3,437.00     8.5925
Buy         11/17/2005   11/22/2005      600           5,136.00     8.5600
Buy         11/17/2005   11/22/2005      300           2,572.00     8.5733
Buy         11/17/2005   11/22/2005      200           1,737.00     8.6850
Buy         11/17/2005   11/22/2005    1,600          13,698.00     8.5613
Buy         11/17/2005   11/22/2005    2,100          17,915.00     8.5310
Buy         11/17/2005   11/22/2005      900           7,706.00     8.5622
Buy         11/17/2005   11/22/2005    1,500          12,825.00     8.5500
Buy         11/17/2005   11/22/2005      400           3,437.00     8.5925
Buy         11/17/2005   11/22/2005      900           7,704.00     8.5600
Buy         11/17/2005   11/22/2005      600           5,138.00     8.5633
Buy         11/17/2005   11/22/2005      600           5,136.00     8.5600
Buy         11/17/2005   11/22/2005    2,400          20,520.00     8.5500
Buy         11/17/2005   11/22/2005      900           7,697.00     8.5522
Buy         11/17/2005   11/22/2005      300           2,587.00     8.6233
Buy         11/17/2005   11/22/2005      900           7,715.00     8.5722
Buy         11/17/2005   11/22/2005      400           3,437.00     8.5925
Buy         11/17/2005   11/22/2005      400           3,435.00     8.5875
Buy         11/17/2005   11/22/2005      400           3,437.00     8.5925
Buy         11/17/2005   11/22/2005      400           3,437.00     8.5925
Buy         11/17/2005   11/22/2005    2,900          24,795.00     8.5500
Buy         11/17/2005   11/22/2005      700           5,985.00     8.5500
Buy         11/17/2005   11/22/2005      500           4,275.00     8.5500
Buy         11/17/2005   11/22/2005      700           5,950.00     8.5000
Buy         11/17/2005   11/22/2005      800           6,840.00     8.5500
Buy         11/17/2005   11/22/2005    2,700          23,085.00     8.5500
Buy         11/17/2005   11/22/2005      800           6,840.00     8.5500
Buy         11/17/2005   11/22/2005    1,000           8,509.95     8.5100
Buy         11/17/2005   11/22/2005      600           5,100.00     8.5000
Buy         11/17/2005   11/22/2005    8,600          73,530.00     8.5500
Buy         11/17/2005   11/22/2005    2,500          21,375.00     8.5500
Buy         11/17/2005   11/22/2005    9,300          79,515.00     8.5500
Buy         11/17/2005   11/22/2005   12,900         110,295.00     8.5500
Sell        11/18/2005   11/23/2005      900           7,891.41     8.7682
Sell        11/18/2005   11/23/2005    2,700          23,674.22     8.7682
Sell        11/21/2005   11/25/2005      210           1,889.02     8.9953
Sell        11/21/2005   11/25/2005      600           5,397.19     8.9953
Sell        11/21/2005   11/25/2005      200           1,799.06     8.9953
Buy         11/23/2005   11/29/2005      600           5,371.80     8.9530
Buy         11/28/2005    12/1/2005    1,500          13,651.85     9.1012
Buy         11/28/2005    12/1/2005    3,100          28,498.13     9.1929
Sell        11/29/2005    12/2/2005      300           2,701.57     9.0052
Sell        11/29/2005    12/2/2005      200           1,801.04     9.0052
Sell        11/29/2005    12/2/2005    2,200          19,811.49     9.0052
Sell        11/29/2005    12/2/2005    3,000          27,015.66     9.0052
Sell        11/29/2005    12/2/2005      400           3,602.09     9.0052
Buy          12/2/2005    12/7/2005    1,400          12,638.00     9.0271
Buy          12/7/2005   12/12/2005      900           7,950.96     8.8344
Buy          12/7/2005   12/12/2005   30,900         272,982.96     8.8344
Sell         12/9/2005   12/14/2005      500           4,289.82     8.5796
Sell        12/15/2005   12/20/2005    3,300          29,562.79     8.9584
Buy         12/19/2005   12/22/2005    1,200          11,045.00     9.2042
Buy         12/20/2005   12/23/2005   31,100         285,286.52     9.1732
Buy         12/21/2005   12/27/2005   13,200         120,018.36     9.0923
Buy         12/21/2005   12/27/2005    3,000          27,196.70     9.0656
Buy         12/29/2005     1/4/2006   32,700         297,740.04     9.1052
Buy         12/30/2005     1/5/2006    3,000          26,956.70     8.9856
Buy         12/30/2005     1/5/2006    6,300          57,018.15     9.0505
Buy           1/3/2006     1/6/2006      900           8,162.00     9.0689
Buy          1/10/2006    1/13/2006   31,000         283,030.00     9.1300
Buy          1/10/2006    1/13/2006   16,000         146,080.00     9.1300
Buy          1/10/2006    1/13/2006    2,000          18,260.00     9.1300
Buy          1/10/2006    1/13/2006      200           1,826.00     9.1300
Buy          1/10/2006    1/13/2006      600           5,478.00     9.1300
Buy          1/10/2006    1/13/2006      400           3,652.00     9.1300
Buy          1/10/2006    1/13/2006      400           3,652.00     9.1300
Buy          1/10/2006    1/13/2006    1,100          10,043.00     9.1300
Buy          1/10/2006    1/13/2006    2,800          25,564.00     9.1300
Buy          1/10/2006    1/13/2006   38,500         351,505.00     9.1300
Buy          1/10/2006    1/13/2006   10,000          91,300.00     9.1300
Buy          1/10/2006    1/13/2006   25,000         228,250.00     9.1300
Buy          1/10/2006    1/13/2006    6,800          61,877.28     9.0996
Buy          1/10/2006    1/13/2006   17,500         159,775.00     9.1300
Buy          1/10/2006    1/13/2006    1,000           9,130.00     9.1300
Buy          1/10/2006    1/13/2006    9,200          83,996.00     9.1300
Buy          1/10/2006    1/13/2006      800           7,304.00     9.1300
Buy          1/10/2006    1/13/2006   10,000          91,300.00     9.1300
Buy          1/10/2006    1/13/2006    3,700          33,781.00     9.1300
Buy          1/10/2006    1/13/2006   17,000         155,210.00     9.1300
Buy          1/10/2006    1/13/2006      400           3,652.00     9.1300
Buy          1/10/2006    1/13/2006    2,700          24,651.00     9.1300
Buy          1/10/2006    1/13/2006    1,200          10,956.00     9.1300
Buy          1/10/2006    1/13/2006      500           4,565.00     9.1300
Buy          1/10/2006    1/13/2006    3,200          29,216.00     9.1300
Buy          1/10/2006    1/13/2006   10,200          93,126.00     9.1300
Buy          1/10/2006    1/13/2006   24,000         219,120.00     9.1300
Buy          1/10/2006    1/13/2006   15,000         136,950.00     9.1300
Buy          1/10/2006    1/13/2006   15,000         136,950.00     9.1300
Buy          1/10/2006    1/13/2006    2,700          24,651.00     9.1300
Buy          1/10/2006    1/13/2006   43,000         392,590.00     9.1300
Buy          1/10/2006    1/13/2006      200           1,826.00     9.1300
Buy          1/10/2006    1/13/2006   95,000         867,350.00     9.1300
Buy          1/10/2006    1/13/2006   49,000         447,370.00     9.1300
Buy          1/10/2006    1/13/2006    1,100          10,067.00     9.1518
Buy          1/10/2006    1/13/2006      400           3,657.00     9.1425
Buy          1/10/2006    1/13/2006      600           5,498.00     9.1633
Buy          1/10/2006    1/13/2006      700           6,414.00     9.1629
Buy          1/10/2006    1/13/2006      300           2,767.00     9.2233
Buy          1/10/2006    1/13/2006      600           5,496.00     9.1600
Buy          1/10/2006    1/13/2006      300           2,752.00     9.1733
Buy          1/10/2006    1/13/2006      400           3,677.00     9.1925
Buy          1/10/2006    1/13/2006    2,100          19,238.00     9.1610
Buy          1/10/2006    1/13/2006    2,800          25,497.00     9.1061
Buy          1/10/2006    1/13/2006    1,800          16,490.00     9.1611
Buy          1/10/2006    1/13/2006    2,000          18,260.00     9.1300
Buy          1/10/2006    1/13/2006      400           3,677.00     9.1925
Buy          1/10/2006    1/13/2006    1,400          12,824.00     9.1600
Buy          1/10/2006    1/13/2006      500           4,582.00     9.1640
Buy          1/10/2006    1/13/2006      700           6,412.00     9.1600
Buy          1/10/2006    1/13/2006    3,200          29,216.00     9.1300
Buy          1/10/2006    1/13/2006    1,200          10,982.00     9.1517
Buy          1/10/2006    1/13/2006      500           4,587.00     9.1740
Buy          1/10/2006    1/13/2006    1,300          11,923.00     9.1715
Buy          1/10/2006    1/13/2006      400           3,677.00     9.1925
Buy          1/10/2006    1/13/2006      600           5,496.00     9.1600
Buy          1/10/2006    1/13/2006      700           6,414.00     9.1629
Buy          1/10/2006    1/13/2006      400           3,677.00     9.1925
Buy          1/10/2006    1/13/2006      400           3,677.00     9.1925
Buy          1/10/2006    1/13/2006    3,100          28,303.00     9.1300
Buy          1/10/2006    1/13/2006      100             913.00     9.1300
Buy          1/10/2006    1/13/2006      700           6,391.00     9.1300
Buy          1/10/2006    1/13/2006    2,700          24,651.00     9.1300
Buy          1/10/2006    1/13/2006      800           7,304.00     9.1300
Buy          1/10/2006    1/13/2006      800           7,304.00     9.1300
Buy          1/10/2006    1/13/2006    1,100          10,043.00     9.1300
Buy          1/10/2006    1/13/2006      600           5,478.00     9.1300
Buy          1/10/2006    1/13/2006    3,400          31,042.00     9.1300
Buy          1/10/2006    1/13/2006    1,100          10,043.00     9.1300
Buy          1/10/2006    1/13/2006    1,400          12,782.00     9.1300
Buy          1/10/2006    1/13/2006      900           8,217.00     9.1300
Buy          1/10/2006    1/13/2006   33,000         301,290.00     9.1300
Buy          1/10/2006    1/13/2006   13,000         118,690.00     9.1300
Buy          1/10/2006    1/13/2006    3,200          29,216.00     9.1300
Buy          1/10/2006    1/13/2006   17,000         155,210.00     9.1300
Buy          1/10/2006    1/13/2006   18,000         164,340.00     9.1300


01269.0001 #634835v2